

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 9, 2009

Mr. Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 750
Chicago, IL 60610

Re: **Echo Global Logistics, Inc.**
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-150514
filed on August 26, 2008

Dear Mr. Waggoner,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Contractual Obligations, page 48

1. We note from your response to our prior comment 10 that you have revised your table of contractual commitments to include disclosure of the contingent consideration that may become payable in future periods under the terms of your various acquisition transactions. In light of the fact that the amount included in the table is an aggregate amount representing potential contingent consideration from three acquisitions, please revise to either break out the amounts that may be owed and how they will be determined, or reference a specific page or section in your filing that includes this information.

Note 8. Intangibles and Other Assets, page F-17

2. We note from your response to our prior comment 17 that you temporarily postponed the initial offering process in the fourth quarter of 2008 and resumed the process in the first quarter of 2009. In light of the timing of the resumption of the offering process, please explain to us why you did not file your next amendment to Form S-1 until the end of July 2009 (the third quarter of 2009). Given the significant amount of time between the postponement and resumption of your initial public offering, we continue to have concern as to the appropriateness of the offering costs capitalized at December 31, 2008. Please revise to expense any offering costs incurred prior to the postponement of the offering in the fourth quarter of 2008, or alternatively, provide us more details of why you believe the capitalization of these costs is appropriate. Please refer to SAB Topic 5A.

Note 13. Earnings (Loss) Per Share, page F-26
– Pro Forma Earnings Per Share, page F-27

3. We note from your response to our prior comment 19 that you will revise Note 13 once the information becomes available. Please revise your disclosure stating that the shares used in computing pro forma earnings per share for the year ended December 31, 2008 have been adjusted to reflect ____ shares assumed to have been issued resulting in proceeds to pay for the accrued preferred stock dividends. Please also revise your pro forma earnings per share calculation to include the appropriate amount of these shares.

Note 14. Stock-Based Compensation Plans, page F-28

4. We note from your response to our prior comment 20 that you used the simplified method under SAB 110 to calculate the expected term of options granted. Please revise your disclosure in Note 14 to include the additional disclosures required by SAB 110 when the simplified method is used. These disclosures include the use of the method, the reason why the method was used, and the periods for which the method was used if the method was not used in all periods. Please also revise Note 8 to the interim financial statements for the six months ended June 30, 2009 accordingly.

Unaudited Financial Statements of Echo Global Logistics, Inc. for the six months ended June 30, 2009

Note 11. Subsequent Events, page F-50

5. We note from your response to our prior comment 30 that the necessary accounting information remains unavailable. If the information becomes

available prior to the effectiveness of your Form S-1, please revise to include the disclosures required by paragraph 68 of SFAS No. 141(R) with respect to the purchase of FMI, as applicable.

Unaudited Financial Statements of RayTrans Distributions Services for the three months ended March 31, 2009

6. We note that your statement of operations presents the line items "loss from operations" and "net loss." However, it appears that these amounts represent income, rather than loss. Please revise as appropriate.

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2008

Footnote (7)

7. We note from your response to our prior comment 39 that the adjustment was calculated by determining the time value of the contingent consideration at the applicable dates. Please tell us, and revise your disclosure to include the rates and significant assumptions used in determining the time value of the contingent consideration.

Footnote (8), page F-99 and F-103

8. We note from your response to our prior comment 35 that you have revised the pro forma statement of income to include an adjustment for the increase in your legal and financial compliance costs and the costs of the related legal, accounting and administrative activities resulting from becoming a publicly traded company. Please revise your disclosure in footnote (8) to indicate how you determined or calculated the amount of the adjustment.

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Six Months Ended June 30, 2009

9. We note from your response to our prior comment 41 that for the five months ended May 31, 2009 the unaudited income statement of RayTrans Distribution Services, Inc. excludes the results of the three VIEs and therefore no adjustments are needed to remove these entities in the pro forma financial statements. Please revise the introductory section to your unaudited pro forma condensed consolidated statement of income for the six months ended June 30, 2009 to include this disclosure.

Other

10. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Steven J. Gavin, Esq. (*via facsimile*)
        Winston & Strawn LLP
        (312) 558-5700